

Anthony Lacavaro · 3rd **in**

Principal at Aquarian Holdings

New York City Metropolitan Area · 500+ connections ·

Contact info

Aquarian Holdings

Hamilton College

Experience


Principal
Aquarian Holdings
Jan 2018 – Present · 3 yrs 3 mos
New York, New York


Chief Strategy Officer
ClashTV Holdings, Inc.
Aug 2018 – Present · 2 yrs 8 mos
New York, New York


Managing Director
Afina International
Sep 2017 – Present · 3 yrs 7 mos
Philadelphia, Pennsylvania


Advisor
Modality.AI
Mar 2019 – Present · 2 yrs 1 mo
San Francisco, California


Chief Marketing Officer
INDAIS
May 2016 – Present · 4 yrs 11 mos
Greater New York City Area

Show 5 more experiences ⌄

Education


Hamilton College
BA, English
1990 – 1994


University of Massachusetts Amherst
MFA, English
1994 – 1998


The Haverford School
1986 – 1990

Volunteer experience


Chairman, Communications Track, Career Network
Hamilton College
Jul 2020 – Present • 9 mos
Education


Board Member
Re:Gender
Oct 2014 – May 2016 • 1 yr 8 mos
Civil Rights and Social Action


Board Member
Millay Colony For The Arts
Feb 2012 – Aug 2017 • 5 yrs 7 mos
Arts and Culture

Show 1 more experience ⌄

Skills & endorsements

Corporate Communications · 83

 Endorsed by **Euart Glendinning** and 3 others who are highly skilled at this

 Endorsed by 8 of Anthony's colleagues at Guggenheim Partners

Internal Communications · 53

 Endorsed by **Phil Clark** and 1 other who is highly skilled at this

 Endorsed by 3 of Anthony's colleagues at Guggenheim Partners

Public Relations · 35

 Endorsed by **Euart Glendinning** and 1 other who is highly skilled at this

 Endorsed by 3 of Anthony's colleagues at Guggenheim Partners

Show more ⌄

Recommendations

Received (0)   **Given (2)**



Betsy Vereckey
Freelancer Writer at Self-Employed
November 12, 2014, Anthony managed Betsy directly

Betsy was one of my best hires at Morgan Stanley. She brought a thoughtfulness, thoroughness and clarity to each assignment -- all while making her deadlines. Her work demonstrated the highest standards of quality, which was imperative when helping the firm to articulate its successes and achievements. Moreove... See more



Stephen J. Xanthos
Lead Project Manager at Punchcut (a.k.a Dangerously Valuable Jack of all Trades, Master of Some, PM Extraordinaire™)
October 19, 2009, Anthony worked with Stephen J. in different groups

Stephen provided first-class web support for several of our campaigns that highly leveraged the web. More than producing visually sharp, user friendly websites, Stephen also provided valuable counsel when it came to crafting strategy for the roll-out. His work both online and at the conference table were excellent.

Accomplishments

2 **Languages**
English · Spanish   ⌄

Interests

 **James Altucher**
Founder at "The James Altucher Show" podcast
1,267,684 followers

 **Hamilton College Spectator Alumni**
158 members

 **Abu Dhabi Investment Authority (ADIA)**
87,413 followers

Mark Cuban
President
6,542,450 followers

 **Beth Comstock**
Advisor, Author and Board Director
866,220 followers

SuperReturn: Private Equity and Venture C
3,805 members

See all